Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Codes, and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company nor shall there be any sale, purchase or subscription for securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful absent the filing of a registration statement or the availability of an applicable exemption from registration or other waiver.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

CONDITIONAL VOLUNTARY CASH OFFERS OF THE COMPANY
TO BUY BACK UP TO 46,921,448 CLASS A ORDINARY SHARES

(INCLUDING IN THE FORM OF AMERICAN DEPOSITARY SHARES)
AT A PRICE OF HK$9.11 PER CLASS A ORDINARY SHARE

(EQUIVALENT OF US$3.50 PER ADS)

COMPLETION OF THE OFFERS

Financial Adviser to the Company

Independent Financial Adviser to the Independent Board Committee

Altus Capital Limited

References are made to (i) the offer document issued by Zhihu Inc. in connection with the Non-U.S. Offer in accordance with the Codes on September 9, 2024 (the “Offer Document”), (ii) the announcement dated October 16, 2024 in relation to the poll results of the EGM (the “Poll Results Announcement”), (iii) the announcement dated October 23, 2024 in relation to an update on director’s intention, and (iv) the announcement dated October 30, 2024 in relation to the close and results of the Offers. Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those defined in the Offer Document.

The Company announces that completion of the Offers and cancellation of the 33,016,016 Class A Ordinary Shares (including in the form of ADSs) bought-back by the Company (“Completion”) took place on Friday, November 8, 2024. As a result, immediately after Completion, the total number of issued and outstanding Shares was reduced from 294,876,364 to 261,860,348 Shares (excluding the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2012 Plan and the 2022 Plan).

The following table sets forth the shareholding structure of the Company (A) immediately prior to the Completion and (B) immediately after the Completion.

	Immediately prior to the Completion			Immediately after the Completion
	Number of Shares	Approximate % of interest in the total issued and outstanding Shares (on a one share one vote basis)	Approximate % of voting rights	Number of Shares	Approximate % of interest in the total issued and outstanding Shares (on a one share one vote basis)	Approximate % of voting rights
Controlling Shareholders
–MO Holding Ltd (1)	19,460,912 Class A	6.6%	4.3%	21,407,800 Class A	8.2%	5.3%
	Ordinary Shares			Ordinary Shares
	17,393,666 Class B	5.9%	38.5%	15,446,778 Class B	5.9%	38.5%
	Ordinary Shares			Ordinary Shares
Sub-total	36,854,578 Shares	12.5%	42.8%	36,854,578 Shares	14.1%	43.9%
Director who holds Shares
–Mr. Dahai Li (2)	2,878,690 Class A	1.0%	0.6%	1,772,492 Class A	0.7%	0.4%
	Ordinary Shares			Ordinary Shares
–Mr. Hanhui Sam Sun (3)	7,500 Class A	0.0%	0.0%	7,500 Class A	0.0%	0.0%
	Ordinary Shares			Ordinary Shares
–Ms. Hope Ni (3)	7,500 Class A	0.0%	0.0%	7,500 Class A	0.0%	0.0%
	Ordinary Shares			Ordinary Shares
–Mr. Derek Chen (3)	5,000 Class A	0.0%	0.0%	5,000 Class A	0.0%	0.0%
	Ordinary Shares			Ordinary Shares
Parties acting in concert with the Company
– Deutsche Bank Concert Group (4)	—	—	—	—	—	—
Other Shareholders
Trustee of the 2022 Plan (5)	10,109,451 Class A	3.4%	2.2%	10,109,451 Class A	3.9%	2.5%
	Ordinary Shares			Ordinary Shares
SAIF Shareholder (6)	12,028,878 Class A	4.1%	2.7%	9,028,878 Class A	3.4%	2.3%
	Ordinary Shares			Ordinary Shares
Innovation Works Shareholders (6)	11,889,945 Class A	4.0%	2.6%	2,889,945 Class A	1.1%	0.7%
	Ordinary Shares			Ordinary Shares
Qiming Shareholders (6)	10,201,891 Class A	3.5%	2.3%	4,309,897 Class A	1.6%	1.1%
	Ordinary Shares			Ordinary Shares
Other shareholders	210,892,931 Class A	71.5%	46.7%	196,875,107 Class A	75.2%	49.1%
	Ordinary Shares			Ordinary Shares
Total	294,876,364	100.0%	100.0%	261,860,348	100.0%	100.0%
	Shares			Shares

Notes:

(1)	MO Holding Ltd is a company incorporated in the British Virgin Islands. As of the date of this announcement, more than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou. Upon the Completion, Mr. Zhou, the WVR Beneficiary, has simultaneously reduced his WVR in the Company by way of converting the Class B Ordinary Shares held by MO Holding Ltd into Class A Ordinary Shares on a one to one ratio pursuant to the Listing Rules, such that the proportion of shares carrying WVR of the Company was not increased.

(2)	This represents, immediately prior to the Completion, (i) 1,673,042 Class A Ordinary Shares held by Ocean Alpha Investment Limited, (ii) 1,106,198 Class A Ordinary Shares held by SEA & SANDRA Global Limited, and (iii) 99,450 Class A Ordinary Shares representing the ADSs held by Mr. Dahai Li. Upon the Completion, this represents (i) 1,673,042 Class A Ordinary Shares held by Ocean Alpha Investment Limited, and (ii) 99,450 Class A Ordinary Shares representing the ADSs held by Mr. Dahai Li.

The entire interest in Ocean Alpha Investment Limited is held by a trust that was established by Mr. Dahai Li for the benefit of him and his family. SEA & SANDRA Global Limited is wholly-owned by Mr. Dahai Li. Mr. Dahai Li is therefore deemed to be interested in the Shares held by Ocean Alpha Investment Limited and SEA & SANDRA Global Limited.

(3)	The relevant Directors are entitled to receive 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) pursuant to their respective director agreements with the Company. As of the date of this announcement, 75%, 75%, and 50% of the relevant restricted shares have become vested to Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen, respectively.

(4)	Deutsche Bank has been appointed as the financial adviser to the Company in respect of the Offers. Accordingly, members of the Deutsche Bank Concert Group are presumed to be acting in concert with the Company in accordance with class 5 of the definition of “acting in concert” under the Takeovers Code.

As of the date of this announcement, members of the Deutsche Bank group do not legally or beneficially own, control, or have direction over any Class A Ordinary Shares or ADSs (except in respect of Class A Ordinary Shares or ADSs held by exempt principal traders or exempt fund managers or Class A Ordinary Shares or ADSs held on behalf of non-discretionary investment clients of other parts of the Deutsche Bank group).

(5)	This represents the Class A Ordinary Shares, which were purchased at the cost of the Company, held by the trustee of the 2022 Plan on trust for participants under the 2022 Plan to satisfy the future exercise or vesting of awards granted under the 2022 Plan.

(6)	Pursuant to the Irrevocable Undertakings, SAIF Shareholder, Innovation Works Shareholders, and Qiming Shareholders have irrevocably undertaken to the Company to tender 3,000,000, 9,000,000, and 5,891,994 Class A Ordinary Shares (including in the form of ADSs) for acceptance of the Offers, respectively.

(7)	The calculation is based on a total number of 277,482,698 Class A Ordinary Shares and 17,393,666 Class B Ordinary Shares issued and outstanding as of the date of this announcement (excluding the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2012 Plan and the 2022 Plan). In addition, percentage may not add up to 100% due to rounding.

A remittance for the total amount due to an Accepting Shareholder (through the Registrar and subject to deduction of the seller’s ad valorem stamp duty due on the buy-back of the Class A Ordinary Shares from the amount payable in cash) or an Accepting ADS holder (through the Paying Agent and subject to deduction of the ADS cancellation fees) under the Offers has been sent on Friday, November 8, 2024.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, November 8, 2024

As of the date of this announcement, the board of Directors comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li, and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

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